Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED BYLAWS OF VERIFYME, INC.

Article III, Section 3.05, “Stockholder Quorum and Voting Requirements” of the Amended and Restated Bylaws of VerifyMe, Inc., a Nevada corporation (the “Company”), is hereby amended and restated in its entirety to read as follows:

“3.05. Stockholder Quorum and Voting Requirements. Unless otherwise provided in the Articles, these Bylaws or as required by law:

(a) 33% of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders;

(b) in all matters other than the election of directors, the affirmative vote of the majority of shares voting for or against the subject matter shall be at the act of the stockholders;

(c) a nominee for director shall be elected by a plurality of the votes cast at any meeting of stockholders;

(d) where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class.

Except as provided below, voting shall be by ballot on any question as to which a ballot vote is demanded prior to the time the voting begins by any person entitled to vote on such question; otherwise, a voice vote shall suffice. Unless otherwise provided in the Articles, all elections of directors shall be by written ballot. No ballot or change of vote shall be accepted after the polls have been declared closed following the ending of the announced time for voting.”